BY FAX

Date:	December 5, 2007

To:	H. Roger Schwall
United States Securities and Exchange Commission ("Commission") Division of Corporate Finance Tel (202) 551-3745 Fax (202) 772-9368

From:	Liu Qiang
Secretary to the Board Aluminum Corporation of China Limited Tel (86) 10 8229 8103 Fax (86) 10 8229 8158

Re:	Aluminum Corporation of China Limited
Form 20-F for the fiscal year ended December 31, 2006

Dear Mr. Schwall:

We refer to the Commission's comments on our Form 20-F filing for the fiscal year ended December 31, 2006, dated November 30, 2007 and received on December 3, 2007. We are in the process of preparing our responses to the Commission's comments. However, we need more time to collect the requested information from our subsidiaries across the nation and to prepare translated versions of some of our material contracts. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date from December 17, 2007 (10 business days from the date of receipt of the Commission's comments) to December 31, 2007.

Thank you in advance for your favourable consideration and the granting of extension. I look forward to receiving your written confirmation for the extension.

With best regards,

Liu Qiang
Secretary to the Board